Exhibit 99.1

REE Automotive Appoints New Chief Financial Officer, Announces New Board Members to

Position the Company for Continued Growth in 2023

Tel-Aviv (March 15, 2023) – GlobeNewswire – REE Automotive Ltd. (Nasdaq: REE), an automotive technology company and provider of electric vehicle (EV) platforms, today announced that David Goldberg, who has served as Chief Financial Officer since 2022, will be stepping down from his current executive duties on March 28, 2023, to pursue other career opportunities. He will continue to work with the company through the end of June 2023 in a new role as a senior advisor. David will be succeeded by Mr. Yaron Zaltsman who has been appointed Chief Financial Officer effective March 29, 2023.

Mr. Zaltsman is an experienced CFO and Board Member of several publicly listed companies, overseeing all capital market aspects, financial reporting, and credit rating agency relationships. Over the last 20 years he has led IPOs and fundraising totaling over $3 billion. In Mr. Zaltsman’s last public company CFO role, he led the acquisition of Fyber, an industry-leading in-app advertising technology by Digital Turbine for $650 million.

“I want to thank David as he has been a key leader of REE’s finance team and an integral part of our initial growth phase. We appreciate David’s contributions and his support through the transition and wish him all the best going forward,” said Daniel Barel, Co-Founder and CEO of REE Automotive. “I also want to warmly welcome Yaron as the new CFO of REE. Given his proven track record working with public companies, Yaron brings a diverse range of strategic experience and financial discipline, and his expertise in capital management and deployment will help us to deliver on our commitments to our customers and partners while maintaining a strong financial foundation.”

REE today also announced several changes to its board of directors, which represent diverse backgrounds in business, finance, technology, and mobility that will guide REE’s strategic vision. REE appointed the following two new directors, Mr. Hicham Abdessamad and Mr. Ittamar Givton to its Board. Mr. Givton will serve as an independent director and will be a member of the Company’s Audit Committee. These appointments, effective March 29, 2023, will bring the board to seven directors, of which four are independent directors and will satisfy the Nasdaq minimum requirements for the audit committee. REE also announced the resignation of board member Mr. Hans Thomas, due to personal reasons.

“I would like to welcome Hicham and Ittamar to REE. I am confident they will help to strengthen the board’s expertise with new additional capabilities to support our next phase of growth and to capitalize on the significant market opportunity we see for REE,” said Chairman of the Board, Arik Shteinberg. “On behalf of the entire board, I also want to thank Hans Thomas for his significant contributions to the company during the past two years.”

Mr. Hicham Abdessamad (Director)

Hicham is the Chairman & CEO of Hitachi America, Ltd, overseeing the growth objectives of Hitachi’s North America business across key sectors such as Digital, Green & Mobility, and Innovation. Hitachi in North America has a portfolio of 72 companies and 19 R&D facilities operating in 37 states, with over 24,700 employees. He also serves as an advisor on the investment advisory committee (IAC) appointed by the United States Secretary of Commerce, Gina Raimondo. Hicham has held multiple executive roles within Hitachi, including CEO of Hitachi Global Digital Holdings, President and CEO of Hitachi Consulting.

Mr. Ittamar Givton (Independent Director and Member of the Audit Committee)

Ittamar served on the boards of several Government entities and public companies in Israel, across the energy, banking, chemical, and communication sectors as well as on the board of the Israeli Stock Exchange. In addition, Ittamar served for many years as Managing Director of Automotive Equipment Group in Israel (importer of Suzuki, Man and Bridgestone, among others) and is now serving as Chairman of the Group’s Advisory Committee. Prior to his work in AEG, Ittamar held a senior position in the Budget Department of the Israeli Ministry of Finance and later served as VP for Business Development in the Dankner Group. Mr. Givton holds a BA in Economics from Tel Aviv University and an LL.B from the Hebrew University in Jerusalem.

Media Contact

Malory Van Guilder

Skyya PR for REE Automotive

+1 651-335-0585

ree@skyya.com

Investor Contact

Kamal Hamid

VP Investor Relations | REE Automotive

+1 303-670-7756

investors@ree.auto

About REE Automotive

REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build any size or shape of electric vehicle on their modular platforms. With complete design freedom, vehicles Powered by REE are equipped with the revolutionary REEcornerTM, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel, enabling REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target”, “will” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships, objectives and expectations for our business, the impact of trends on and interest in our business, intellectual property or product and its future results, operations and financial performance and condition.

These forward-looking statements are based on information available as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.